Orbis
Grupa Hotelowa

Warsaw, January 28, 2010


10015247

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
kapitał zakładowy: 92.154.016 zł
(wpłacony w całości),
NIP 526-025-04-69.
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the current report no. 3/2010 concerning the dates of publication of interim reports in 2010 to the Polish Financial Supervision Authority in Warsaw.

Best regards,

Marcin Szewczykowski

Member of the Management Board


SEC Mail Processing
Section
FEB 16 2010
Washington, DC
110

Current report no. 3/2010
January 27, 2010

Subject: dates of publication of interim reports in 2010

Orbis S.A., 16 Bracka street, 00-028 Warsaw, registered in the Registration Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: PLN 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs of the dates in 2010 on which interim reports will be submitted to the Polish Financial Supervision Authority, the Stock Exchange and the Polish Press Agency (PAP).

February 24, 2010 – consolidated quarterly report for the 4th quarter of 2009 with quarterly financial information of the issuer

April 30, 2010 – annual report for 2009
April 30, 2010 – consolidated annual report for 2009

May 14, 2010 – consolidated quarterly report for the 1st quarter of 2010 with quarterly financial information of the issuer

August 26, 2010 – consolidated semi-annual report with semi-annual condensed financial statements of the issuer

November 15, 2010 – consolidated quarterly report for the 3rd quarter of 2010 with quarterly financial information of the issuer